July 17, 2024

Isaias (Zak) Jose Calisto
Chief Executive Officer and Director
Karooooo Ltd.
1 Harbourfront Avenue
Keppel Bay Tower #14-07
Singapore 098632

        Re: Karooooo Ltd.
            Registration Statement on Form F-3
            Filed July 11, 2024
            File No. 333-280758
Dear Isaias (Zak) Jose Calisto:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    John Meade